Offering Circular Supplement No. 1 (To the offering circular dated April 17, 2019)	Filed pursuant to Rule 253(g)(2) File No. 024-10975

LiveCare, Inc.

12465 South Fort St.

Draper, UT 84020

www.livecarehealth.com

(941) 225-6699

Total Offering: 5,000,000 shares

This Offering Circular Supplement No. 1 (“Supplement No. 1”) supplements our Offering Circular dated April 17, 2019 and filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2019 (collectively, the “Offering Circular”), which forms a part of our Offering Statement on Form 1-A (SEC File No. 024-10975), relating to the offer and sale by us of up to 5,000,000 shares of our common stock (the “Common Stock”) at a purchase price per share equal to $1.00 (the “Offering”).

The purpose of this supplement is to disclose:

●	Name Change

This Supplement No. 1 is being filed to update, amend and supplement the information in the Offering Circular with the information that the Company has filed for and received approval from Delaware Division of Corporations to change the name of the Company from Gulf Chronic Care, Inc. to LiveCare, Inc. on August 26, 2019. The Company logo and website URL have changed accordingly (as presented above).

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

The date of this Offering Circular Supplement is August 27, 2019.